Grr-ithm, Inc.

OFFERING STATEMENT

Regulation Crowdfunding Offering



THE COMPANY

1. Name of issuer:

Grr-ithm, Inc.

2. ☒ Check this box to certify that all of the following statements are true for the issuer:

Grr-ithm, Inc. is organized under and subject to the laws of the State of California; is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act; is not an investment company under the Investment Company Act of 1940; is eligible under Section 4(a)(6) of the Securities Act (no disqualifying events); has filed all required annual Crowdfunding reports for the past two years; and is not a development-stage company without a specific business plan or with a merger or acquisition strategy.

3. Previously failed to comply with ongoing Regulation Crowdfunding reporting?

☐ Yes ☒ No

DIRECTORS OF THE COMPANY

4. Board members (and similar functionaries):

Name	Board Service Since	Principal Occupation	Employer	Dates of Service	Experience (past 3 yrs)
Scott Cote	June 23, 2015 – present	Co-CEO and Chairman	Grr-ithm, Inc.	June 23, 2015 – present	Co-CEO & Chairman, Grr-ithm, Inc. (2015–present)
Kelly Cote	January 1, 2019 – present	Director	Grr-ithm, Inc.	January 1, 2019 – present	Director, Grr-ithm, Inc. (2019–present)

Eugene Oh	June 23, 2022 – present	Board Secretary	Grr-ithm, Inc.	June 23, 2022 – present	Board Secretary, Grr-ithm, Inc. (2024–present); Business Development Officer, Grr-ithm, Inc. (April 2015 - Present); Operational Development Manager, Mr. Brightside and Associates (July 2016- Present).
Mike Mellor	June 23, 2015 – present	Director	Grr-ithm, Inc.	June 23, 2015 - present	Director, Grr-ithm, Inc. (2024–present); Partner, Desanto, Priest & Co (September 2013-Present.
Robin Connelley	March 2022 – present	Co-CEO	Grr-ithm, Inc.	March 2022- October 2024	Co-CEO, Grr-ithm, Inc. (2024–present); CFO Consultant, **Grr-ithm, Inc.** (2022–2024); Studio Elsewhere (2022–2023)

OFFICERS OF THE COMPANY

5. Officers (and equivalents):

Name	Title	Dates of Service	Responsibilities	Experience (past 3 yrs)
Scott Cote	Co-CEO and Chairman	June 23, 2015 – present	Vision and architecture of Mira; fundraising; design and oversight of the multi-agent system	Same as in Board table above

Robin Connelley	Co-CEO	October 1, 2024 – present	Business operations; financial strategy; preparation of SEC Form C and ongoing reporting; compliance oversight	Same as in Board table above

PRINCIPAL SECURITY HOLDERS

Below is the required "Principal Security Holders" table for Item 6, showing each beneficial owner of 20 % or more of the voting power pre-offering, based on the March 4, 2025 Class A outstanding total of 13,062,556 shares.

6. Beneficial owners of 20 % or more of voting power (as of no more than 120 days prior to filing):

Name	Number and Class of Securities Held	Approximate % of Voting Power
Scott Cote	7,975,734 shares of Class A common stock	56 %

No Class B super-voting shares have been issued as of this filing. Upon board approval of Class B, Scott Cote and Robin Connelley will each hold more than 20 % of the voting power.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan:

7.1 Company & Industry Overview

Grr-ithm, Inc. is a California-based AI company founded in 2015 with a mission to deliver Whole-Person Intelligence. Our flagship product, Mira, uses a 30-agent Multi-Agent Orchestrated System (MAOS) to process user-entered data—such as
self-reported metrics and lifestyle inputs—and deliver immediate "quick-flip" interventions when it detects a "micro-disruption," like stress spikes or focus lapses. In future releases, users will have the option to connect third-party wearable or health-tracking devices for richer data feeds, but our initial launch relies solely on in-app inputs and self-reported feedback. Mira's dynamic, agent-based orchestration and evolving digital-twin personalization differentiate it from standalone wellness apps

and passive hardware solutions. After launch, we will roll out an additional 13 agents (for a total of 49) to expand into advanced metabolic and behavioral subsystems.

7.2 Market Opportunity

The global corporate wellness market exceeds sixty billion dollars and is projected to grow at a 35 percent compound annual growth rate through 2030. Separately, the consumer cognitive-enhancement market is estimated at 5.9 billion dollars in 2024 and continues to expand. Mira's primary customer segments are (i) young professionals and tech-savvy individuals aged 18–40 who face AI-intense workplace pressures, (ii) college students and competitive athletes aged 18–24 seeking mental resilience and rapid learning gains, and (iii) corporate wellness programs aiming to reduce burnout, absenteeism, and healthcare costs through data-driven interventions. Key growth drivers include rising demand for preventative health technology, increased remote-work stress, and the need for personalized performance insights grounded in real-world biometrics.

7.3 Business Model & Revenue Strategy

Grr-ithm's revenue model is a subscription priced at $30 per month. We project onboarding 6,000 subscribers in our first quarter post-launch via our web application and through partnerships with corporate wellness programs and academic research pilots. Four to six months after launch, we will introduce premium "add-on" cognitive modules and extended AI-interaction packages to generate secondary revenue. We will continue to explore B2B licensing opportunities and integration partnerships with leading health-tech providers.

As part of our operational and tax planning, the Company may license technology or revenue streams to affiliated entities, including a Wyoming-based company for US operations and a future international subsidiary for non-US markets. These actions will be undertaken only upon Board approval and do not alter investor rights or the economic substance of the offering.

7.4 Competitive Landscape & Differentiation

While BrainHQ and Lumosity offer structured cognitive exercises and WHOOP and Oura provide passive biometric tracking, Mira stands apart by delivering truly personalized, context-aware interventions at the exact moment you need them. Mira continuously (based on user inputs and goals) models your unique physiology and lifestyle to detect a "micro-disruption" and instantly issues a "quick-flip" recommendation—whether that's a breathing exercise, a micro-break suggestion, or a nutrition tip. This on-the-fly, holistic decision-support is unlike any standalone wellness app or hardware device: Mira factors in your current activity, stress levels, sleep history, and long-term performance objectives to tailor each intervention to your real-time circumstances.

7.5 Traction to Date & Future Plans

To date, we have developed our core 30 agents and our AWS-based infrastructure and have secured GPU credits through NVIDIA Inception and AWS Activate. We have built a warm pipeline of 2,500 verified leads. Over the next 12 months post-closing, we will conduct a soft launch with a targeted 6000 users to gather usability and retention data, finalize the remaining 13 agents and validate full inter-agent communication protocols, secure two enterprise wellness pilot agreements, and re-engage our lead pipeline through targeted email campaigns and industry conference presentations. These milestones will de-risk Mira, demonstrate product-market fit, and lay the groundwork for a broader commercial rollout.

THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE SECURITIES ARE SUBJECT TO LIMITATIONS ON RESALE. INVESTORS SHOULD NOT ASSUME THEY WILL BE ABLE TO RESELL THEIR SECURITIES.

INVESTING IN THIS OFFERING INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

RISK FACTORS

Investing in our offering involves significant risks. You should carefully consider the following risks and all other information contained in this Form C before deciding to invest in our company. If any of the following risks actually occur, our business, financial condition, or results of operations could be materially and adversely affected, which may result in the partial or complete loss of your investment.

8. Material factors that make an investment in Grr-ithm, Inc. speculative or risky include, but are not limited to, the following:

8.1   Early-Stage Company with Limited Operating History

We are an early-stage company with limited historical financial data, making it difficult to evaluate our future performance. Our success depends on our ability to implement our business plan effectively, which may not occur as planned.

8.2   Speculative Nature of Investment

Investing in our company is highly speculative, and you should only invest if you can afford to lose your entire investment. There is no guarantee that we will achieve profitability or that you will receive a return on your investment.

8.3   Dependence on future funding

The Company's plan depends on successful completion of this offering and additional financings. Failure to secure further capital could force cutbacks, delay milestones, or lead to insolvency.

8.4   Significant debt obligations and deferred compensation

Grr-ithm carries substantial short- and long-term debts, including amounts owed to co-founders, contractors, and legal firms. Inability to service or refinance these obligations may impair operations.

8.5   Technology development and deployment risk

Mira's 36-agent AI framework remains unproven at scale. Delays in completing remaining modules, integration failures, or performance shortcomings could hinder user adoption and erode market confidence.

8.6   Regulatory and Legal Risks

Our business is subject to various federal, state, and local laws and regulations. Changes in these laws or our failure to comply with them could result in fines, penalties, or legal action, affecting our operations and financial performance.

8.7   Intellectual Property Risks

We rely on intellectual property for our competitive advantage. Any failure to protect our proprietary information, or potential claims of infringement by third parties, could harm our business.

8.8   Competition in the Industry

We operate in a competitive industry with many established companies that may have greater financial resources, more extensive customer bases, and stronger brand recognition. We may struggle to compete effectively, which could negatively impact our business.

8.9   Dependence on Key Personnel

Our future success depends significantly on the continued service and performance of our key executives and employees. The loss of any of these individuals could harm our business and future prospects.

8.10   No Public Market for Securities

There is currently no public market for the securities being offered, and we do not expect a public market to develop in the near future. You may find it difficult to sell or otherwise dispose of your securities.

8.11   Limited Market Acceptance

Our product/service is new to the market and may not gain sufficient acceptance from customers, which could limit our revenue and growth potential.

8.12   Economic and Market Conditions

General economic downturns, changes in consumer behavior, or adverse market conditions could negatively affect our business and revenue.

8.13   Dilution of Ownership

Future fundraising rounds may result in the issuance of additional shares, which could dilute your ownership interest in the company.

8.14   Unforeseen Challenges and Risks

As with any business, unforeseen circumstances, including operational, financial, or management issues, could arise, which might negatively affect our performance.

THE OFFERING

9. Purpose of this offering:

The purpose of this offering is to raise up to $124,000 under Regulation Crowdfunding to fund working capital needs, repay existing debts, complete the development of Mira's multi-agent platform, underwrite initial go-to-market activities, and ensure compliance with data privacy and cybersecurity standards.

USE OF PROCEEDS

Here's the **Use of Proceeds** broken out as a table for both the Minimum ($25,000) and Maximum ($124,000) scenarios, with each line item rounded and the remainder allocated to executive compensation and operations:

Category	If $25,000 Raised	If $124,000 Raised

Product development & engineering (60 %)	$15,000	$75,000
Contractor payments & short-term debt reduction (20 %)	$5,000	$25,000
Go-to-market strategy & marketing efforts (4 %)	$1,000	$5,000
Limited executive compensation & operations (remainder)	$4,000	$19,000

All platform and escrow fees are embedded within these allocations.

FundingHope Intermediary Details:

Name of intermediary (FundingHope, LLC)
CIK: 0001940213
SEC file #: 007-00380
CRD #: 324064

Compensation Structure
a. 4% of capital raised during the offering, plus pass-through fees associated with background checks, escrow due diligence fees, and transactional fees charged by third party vendors of the platform.
b. FundingHope has no other direct or indirect interest in the issuer, or any arrangement for the intermediary to acquire such an interest.

TESTING-THE-WATERS AND DELIVERY

11(a). Testing-the-waters materials used under Rule 241: ☐ Yes ☒ No

11(b). Securities will be delivered via book-entry transfer through the funding portal's custodian upon the disbursement of net proceeds at Closing.

CANCELING AN INVESTMENT COMMITMENT

12. How can an investor cancel an investment commitment?

Investors may cancel their investment commitment at any time until 48 hours before the scheduled offering closing by logging into the intermediary's online portal and selecting "Cancel Commitment." If the offering closes early upon reaching its maximum or by issuer election, investors will receive at least five business days' advance notice of the new closing date. In the event of any material change to offering terms after this Form C is filed, investors will have the opportunity to reconfirm or cancel their commitments; any commitment not reconfirmed will be cancelled and funds returned to the investor.

TERMS OF THE SECURITIES BEING OFFERED

13(a). Description of the securities offered:

Grr-ithm, Inc. is offering up to 4,133 shares of Series A Common Stock at a purchase price of $1.33 per share, for a maximum aggregate offering amount of $124,000 under Regulation Crowdfunding.

13(b). Voting rights:

Each share of Series A Common Stock carries one vote on all matters submitted to the shareholders.

13(c). Dividend rights:

Holders of Series A Common Stock are entitled to dividends "pari passu" (that is, equally and proportionally with all other common shares) as declared by the Board of Directors.

13(d). Liquidation rights:

In the event of any liquidation, dissolution, or winding up of the Company, holders of Series A Common Stock will share equally in all assets available for distribution after payment of liabilities and preferential amounts, on a "pari passu" basis with Series B Common Stock.

13(e). Transfer restrictions:

All shares sold in this offering will be subject to the following restrictions, which will be effective immediately upon Closing (as defined in Section 31) and will be a condition to the issuance of the shares:

At Closing, the Board of Directors will adopt amendments to the Bylaws and Shareholder Purchase Agreement imposing the following transfer-restriction protections. All such restrictions are fully disclosed in this offering, and investors' subscriptions constitute their consent to these amendments:

1. **Right of First Refusal and One-Year Lock-Up**

Any proposed transfer of shares must first be offered to the Company on the same terms, and no shares may be transferred for one year following issuance (except by inheritance or as otherwise permitted below).

2. **Board-Consent Requirement for Large Transfers**

Any transfer, or series of related transfers, that would result in a transferee (or group acting in concert) holding more than 10 % of the Company's outstanding shares requires the prior written approval of a majority of the Board of Directors.

3. **Ownership Cap and Mandatory Offer-Back**

No shareholder (or group acting in concert) may hold more than 15 % of the Company's outstanding shares, **except for those shares beneficially owned by Scott Cote and Robin Connelley as of Closing (the "Excluded Holdings")**. Any purported transfer (other than to an Excluded Holder) that would cause a shareholder to exceed this cap is void, and any excess shares must immediately be offered back to the Company at the same price.

4. **Tag-Along (Co-Sale) Rights**

If any majority shareholder proposes to transfer shares to a third party, each investor shall have the right, but not the obligation, to sell up to their pro rata portion of shares on the same terms. The Company will provide written notice of the proposed sale, including price and terms, to all investors, and each investor may elect to participate by delivering a written acceptance to the Company and the buyer within ten (10) business days. After that ten-day election period, the buyer will be obligated to purchase only those shares of the investors who timely elected to participate; any investor who does not elect to participate will simply retain their shares without delaying or blocking the sale."

5. **Regulation Crowdfunding and Rule 144 Resale Restrictions**

All resale restrictions under Regulation Crowdfunding and Rule 144 apply, including the one-year holding period, volume limitations, manner-of-sale requirements, and necessary legends.

6. **Permitted Transfers**

Transfers to immediate family members, trusts for estate planning, or entities controlled by the transferor are permitted provided the transferee agrees in writing to be bound by these same restrictions and does not combine shares with the transferor to exceed any of the caps above.

DESCRIPTION OF ISSUER'S OTHER SECURITIES

14. Description of other security classes authorized and outstanding as of this date:

Security Class	Authorized Shares	Outstanding Shares	RSAs Reserved	Options Reserved	Unallocated Shares	Voting Rights
Class A Common Stock	15,000,000	13,062,556	2,093,710	248,918	1,937,444	One vote per share

At or prior to Closing, the Company will undertake the following corporate and capitalization actions, each of which shall be a condition precedent to the disbursement of proceeds in this offering:

1. The Board of Directors will amend the Certificate of Incorporation to increase total authorized common stock from 15,000,000 to 20,000,000 shares.

2. Immediately following such charter amendment, 7,975,734 shares of Class A Common Stock held by Scott Cote will be reclassified as Series B Common Stock.

3. From the newly authorized but then-unallocated shares, 2,000,000 shares of Series B Common Stock will be issued to Robin Connelley.

4. The unallocated pool of Class A Common Stock will be reduced accordingly, resulting in 4,937,444 unallocated shares.

5. The resulting capitalization at Closing will consist of 5,086,822 shares of Series A Common Stock outstanding, 9,975,734 shares of Series B Common Stock outstanding, and 4,937,444 shares unallocated.

Stage	Authorized Shares	Series A Outstanding	Series B Outstanding	Unallocated Shares

1. Pre-Authorization (as of March 4, 2025)	15,000,000	13,062,556	0	1,937,444
2. Post-Authorization (add 5 M shares)	20,000,000	13,062,556	0	6,937,444
3. Post-Reclassification & B Issuance	20,000,000	5,086,822	9,975,734	4,937,444

The Board retains the authority to issue additional shares, options, or restricted stock awards from the authorized but unallocated shares to founders, executives, employees, or consultants as compensation for future services, contributions, or intellectual property, subject to Board approval.

15. How rights may be limited or qualified by other classes of securities:

Holders of Series A Common Stock will have one vote per share and pari passu rights to dividends and distributions, while Series B Common Stock carries ten votes per share. Series A rights may be diluted or subordinated to any future issuance of preferred stock or other equity securities with preferential dividend, liquidation, or governance rights. Outstanding options and restricted stock awards convert into Series A Common Stock upon vesting or exercise and are subject to the same transfer restrictions.

16. Modification of terms:

Any amendment, waiver, or modification of the rights, preferences, or privileges of Series A or Series B Common Stock requires the approval of a majority of the Board of Directors and the affirmative vote or written consent of holders of a majority of the outstanding shares of the affected series. No provision of this offering may be unilaterally altered by the Company after issuance.

17. Differences not reflected above:

☒ No. There are no differences between the rights of Series A Common Stock and any other class or series of securities of the Company not described above.

18. Principal shareholders' rights effect on purchasers:

Upon conversion, holders of Series B Common Stock (Scott Cote and Robin Connelley) will collectively hold a majority of voting power, enabling them to elect and remove directors, approve or veto corporate actions, determine dividend and liquidation policies, and control future equity financings, subject only to the protective provisions requiring board and shareholder consent for certain amendments.

19. Valuation of offered securities:

Valuation Method

The per-share offering price of $1.33 was established by the Board of Directors based on a combination of factors, including the stage of product development, the significant progress made in developing and validating Mira's underlying algorithms, comparable early-stage financing rounds in the AI and wellness sectors, the Company's current capital requirements to reach key milestones, and the estimated value of Mira's proprietary technology and warm pipeline of 2,500 verified prospects. To date, Grr-ithm has completed development and internal testing of 36 core agents, demonstrated end-to-end data-flow integrity in live simulations, and is on track to finish a full product demo by Q3 2025. No independent third-party appraisal was obtained; rather, this price reflects an informed internal determination designed to balance investor value with the Company's need to raise sufficient capital.

Future corporate actions—such as additional equity financings, changes to authorized share counts, or the introduction of new share classes—may affect the implied per-share valuation. Any such changes will be fully disclosed in subsequent SEC filings and on the intermediary's platform, together with an explanation of their impact on the valuation of outstanding shares.

20. Risks to minority owners:

Series A holders will have limited governance influence because Series B carries ten votes per share. Future equity issuances may dilute Series A ownership without preemptive rights. The board, controlled by Series B holders, will determine dividends and liquidations. Transfer restrictions, including lock-ups and board-consent requirements, limit liquidity. The board may further amend governance documents, potentially imposing additional restrictions on Series A.

21. Risks from corporate actions of issuer:

Future issuances of preferred or other securities could dilute existing shareholders and rank senior. The Company may undertake targeted share buybacks or redemptions, potentially benefiting certain shareholders over others. Any merger, acquisition, or corporate reorganization could materially alter Series A rights. Board or shareholder-approved amendments to the Certificate of Incorporation or Bylaws could change voting thresholds, introduce new share classes, or modify dividend and liquidation preferences. The Company's ability to incur debt could impose liens or covenants restricting corporate flexibility and prioritizing debt claims.

22. Indebtedness:

As of this filing, Grr-ithm, Inc. has the following material debt and deferred compensation obligations:

California law firm legal fees of $60,000 are due upon the next equity financing or conversion event with additional contractors totalling around $85,000. Tech Team 1 development contractors are owed $194,000, with work paused pending a $50,000 restart payment. Tech Team 2 consulting contractors are owed $35,000 after a $15,000 partial payment. The Company also has deferred compensation owed to its co-founders in the amount of $969,975, per the Co-CEO agreements, and additional short-term operational liabilities of around $30,000. The aggregate debt and deferred compensation approximates $1,370,000.

23. Related-party transactions:

Scott Cote, Co-CEO and Founder, has been granted around 7,900,000 shares of Series B Common Stock in connection with the reclassification at Closing. Robin Connelley, Co-CEO and CFO, has been granted 2,000,000 shares of Series B Common Stock at Closing and is owed deferred compensation of $184,381.54 under her Co-CEO agreement.

24. Financial condition of the issuer:

Grr-ithm, Inc. commenced operations in 2015 and has focused on research and development and infrastructure build-out. As of December 31, 2024, total assets were $82,117.01, cash and cash equivalents were $7,870.71, and accumulated net loss was $-1,230,617.08. The proceeds of this offering will complete Mira's product development, extend operating runway by approximately 2-3 months, fund the next round of product development to a working demo, repay some existing debts to contractors and legal firms, and initial go-to-market programs. Failure to complete this offering will require the Company to seek alternative financing or implement cost-reduction measures, which could delay product launch or impair growth prospects.

25. Financial information:

Because this offering does not exceed $124,000, Grr-ithm, Inc. will furnish certified tax information (total revenue, taxable income, and total tax paid) for the two most recent fiscal years, along with unaudited GAAP financial statements (balance sheet, statement of operations, and statement of cash flows) for those years. These documents will be made available on the funding portal alongside this Form C.

Prior Exempt Offerings

In the three years prior to this offering, Grr-ithm, Inc. has not conducted any offerings of its securities under Regulation D, Section 4(a)(2) of the Securities Act, or any other exemption from registration.

26. Other material information:

No additional material facts or circumstances exist beyond those disclosed above, with the following exceptions:

At Closing, Grr-ithm, Inc.'s Certificate of Incorporation will be amended to increase the total authorized shares of common stock from fifteen million to twenty million and to designate those twenty million shares as eleven million shares of Series A Common Stock and nine million shares of Series B Common Stock, each with the rights and preferences described in Section 14. Concurrently, the Board of Directors will adopt amendments to the Bylaws and to the form of Shareholder Purchase Agreement to impose the transfer-restriction provisions set forth in Section 13(e), including the right of first refusal and one-year lock-up, board-consent requirement for any transfers exceeding ten percent, a fifteen-percent ownership cap with mandatory offer-back, tag-along co-sale rights, Regulation CF and Rule 144 resale restrictions, and the limited family-and-estate-planning exceptions. Investors' subscriptions constitute their advance consent to these charter, bylaw, and agreement amendments so that these actions will not constitute a post-filing material change requiring reconfirmation.

For purposes of this Form C, "Closing" means the date on which the intermediary's portal disburses the net proceeds of this offering to Grr-ithm, Inc., whether on the scheduled closing date or on an earlier authorized early close. **The scheduled closing date for this offering is June 5, 2026, unless extended or closed earlier in accordance with the intermediary's rules.**

Mike Mellor's current term as a director of Grr-ithm, Inc. will expire on June 22, 2025, and Robin Connelley's term as a director will begin on June 23, 2025, in accordance with the Board's election schedule.

The governance provisions governing the Co-CEO and CFO roles—including a thirty-day cure period for certain breaches and a mediation-then-binding arbitration dispute resolution process—were finalized and became effective on October 1, 2024, and are now in force under the Company's corporate governance documents.

27. Ongoing reporting:

Grr-ithm, Inc. will file an annual report no later than 120 days after each fiscal year end in compliance with Rule 202 of Regulation Crowdfunding. The report will include a discussion of the Company's business and financial condition, unaudited financial statements prepared in accordance with GAAP for the most recently completed fiscal year, management's discussion and analysis of financial condition and results of operations, and a comparison of actual use of proceeds against the use described in this Form C. The requirement to file annual reports will terminate upon the earliest of the Company's transition to SEC reporting under Section 13 or 15(d) of the Exchange Act, a Regulation D sale of securities pursuant to Rule 506, the Company exceeding $10 million in assets with more than 2,000 security holders, or the Company's liquidation or dissolution. All ongoing reports will be available on the funding portal's platform and on EDGAR once the Company's CIK is assigned.

SIGNATURE PAGE

The issuer certifies that it meets the eligibility requirements under Rule 201 of Regulation Crowdfunding.

Issuer: Grr-ithm, Inc.

By its duly authorized officers, the undersigned hereby sign this Form C as of this   day of , 2025.

09 June 2025

/s/ Scott Cote

Scott Cote

Co-Chief Executive Officer

Grr-ithm, Inc.

/s/ Robin Connelley

Robin Connelley

Co-Chief Executive Officer & Chief Financial Officer

Grr-ithm, Inc.

☒ The issuer certifies that it meets the requirements for an issuer under Rule 201 of Regulation Crowdfunding.